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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark one):
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934


                    for the plan year ended December 31, 1996


                                       OR


[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                For the transition period from _______ to _______






                         Commission File Number: 0-20034





                            BROADWAY & SEYMOUR, INC.
                        1995 EMPLOYEE STOCK PURCHASE PLAN
                              (Exact name of plan)


              DELAWARE                          41-1522214
              --------                          ----------
    (State of other jurisdiction             (I.R.S. Employer
          or incorporation)               Identification Number)


        128 SOUTH TRYON STREET, CHARLOTTE NORTH CAROLINA            28202
        ------------------------------------------------            -----
           (Address of principal executive offices)               (Zip code)


                                 (704) 372-4281
                                 --------------
              (Registrant's telephone number, including area code)





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Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan
Form 11-K Annual Report



                            BROADWAY & SEYMOUR, INC.
                        1995 EMPLOYEE STOCK PURCHASE PLAN




                                TABLE OF CONTENTS
                                -----------------




                                                                         Page
                                                                        Number
                                                                        ------


Report of Independent Accountants                                          3

Financial Statements:
         Statement of Financial Condition
           As of December 31, 1996 and 1995                                4

         Statement of Income and Changes in Plan Equity
           For the Years Ended December 31, 1996 and 1995                  5

         Notes to Financial Statements                                     6


Signature                                                                  7

Exhibit 23 - Consent of Independent Accountants Dated March 24, 1997       8


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Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan
Form 11-K Annual Report






                        Report of Independent Accountants




To the Participants and Administrator of the Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan:


In our opinion, the accompanying statement of financial condition and the related statement of income and changes in plan equity present fairly, in all material respects, the financial condition of the Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan at December 31, 1996 and 1995 and the changes in its financial condition for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






Price Waterhouse LLP
Charlotte, North Carolina
March 7, 1997



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Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan
Form 11-K Annual Report



                            BROADWAY & SEYMOUR, INC.
                        1995 EMPLOYEE STOCK PURCHASE PLAN
                        STATEMENT OF FINANCIAL CONDITION

                                  DECEMBER 31,



                                             1996                   1995

Plan Assets:
     Due from employer                     $543,653               $944,256
                                           --------               --------
                                           $543,653               $944,256
                                           ========               ========



Liabilities and Plan Equity:
     Liabilities                           $   --                 $   --
     Plan equity                            543,653                944,256
                                           --------               --------
                                           $543,653               $944,256
                                           ========               ========






                See accompanying notes to financial statements.





                                       4

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Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan
Form 11-K Annual Report




                            BROADWAY & SEYMOUR, INC.
                        1995 EMPLOYEE STOCK PURCHASE PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                        FOR THE YEARS ENDED DECEMBER 31,


                                                   1996               1995

Participant contributions                       $ 543,653           $944,256
Plan distributions                               (944,256)
                                                ---------           --------
Net increase (decrease) in plan equity          $(400,603)          $944,256
                                                =========           ========


Plan equity, beginning of year                  $ 944,256           $   --
                                                ---------           --------
Plan equity, end of year                        $ 543,653           $944,256
                                                =========           ========






                See accompanying notes to financial statements.



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Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan
Form 11-K Annual Report


                            BROADWAY & SEYMOUR, INC.
                        1995 EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN
         The following description of the Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan (the "Plan") provides only general information. The Plan is effective for a five year period beginning on January 1, 1995. For a more complete description of the Plan's provisions, refer to the Plan agreement, filed as Exhibit 4 to the Broadway & Seymour, Inc.'s 1995 Employee Stock Purchase Plan Registration Statement on Form S-8.

Eligibility
         Any full-time employee scheduled to work at least 20 hours each week whose most recent hire date is on or before December 15 immediately prior to January 1 of the Option Period (January 1 through December 31 of the calendar year) and is actively employed by Broadway & Seymour, Inc. (the "Company") on January 1 of the calendar year is eligible to participate in the Plan. The foregoing excludes any employee who, immediately after the grant of rights to purchase shares under the Plan, would own stock and/or hold outstanding options to purchase stock representing five percent or more of the total combined voting power or value of all classes of stock of the Company.

Stock Purchases
         An aggregate of 1,000,000 shares of the Company's $.01 par value common stock (the "Common Stock") are available for purchase pursuant to the provisions of the Plan. The Common Stock is traded on the Nasdaq Stock Market under the symbol BSIS. The Common Stock will be purchased at the lesser of: (a) 85% of the closing price of the Common Stock on January 1; or (b) 85% of the closing price of the Common Stock on December 31 for each respective calendar year. No Plan participant may be granted rights under the Plan to purchase Common Stock valued in excess of $25,000 based on fair market value as of the beginning of each calendar year.

         Each Plan participant may authorize payroll deduction in any whole percentage from one to ten percent of that participant's compensation as defined in the Plan. A participant may not increase the payroll deduction percentage during the Plan year. A participant may, however, decrease or discontinue payroll deduction at any time. Unless a participant's account is distributed as discussed below, his or her right to purchase Common Stock is deemed to have been automatically exercised on December 31 of each calendar year.

Participant Accounts
         A stock purchase account is maintained by the Plan. Authorized payroll deductions are held by the Company and credited to the stock purchase account at the end of each pay period. Interest does not accrue or get paid on account balances.

Withdrawal from the Plan
         In the event of discontinuance of payroll deductions, any Plan participant's balance may be returned to the participant, upon written request to the Company, or is held under the Plan and used to purchase Common Stock for the participant under the automatic exercise provisions of the Plan.

         Upon termination of employment with the Company for reasons other than retirement, disability or death, the balance in a participant's account is returned to the participant in cash, without interest.


NOTE 2 - FEDERAL INCOME TAXES
         The Plan qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. As a result, Plan participants are not subject to any tax at the time of purchase of stock at a discount. A favorable letter of determination has not been requested or obtained from the Internal Revenue Service.



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Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan
Form 11-K Annual Report




                                    SIGNATURE

Pursuant to the requirement of the Securities and Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BROADWAY & SEYMOUR, INC.




Date:  March 25, 1997           /s/ David A. Finley
                                ----------------------------------------------
                                David A. Finley,  Executive Vice President and
                                Chief Financial Officer



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                                                                     Exhibit 23


                      Consent of Independent Accountants



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of the Broadway & Seymour, Inc. 1995 Employee Stock Purchase Plan (33-85924) and the Broadway & Seymour, Inc. Restated 1985 Incentive Stock Option Plan (33-81130) of our report dated March 7, 1997, which appears on page 3 of the Company's Form 11-K.




Price Waterhouse LLP
Charlotte, North Carolina
March 24, 1997













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